Adrian Degroot (CEO and Board Member)

Adrian began his business career in senior marketing positions at Lehman Brothers and Pillsbury. In the 80's, Adrian was President of NBA Properties where he developed its Properties Division which included Licensing, Sponsorship, Team Services and NBA Entertainment. Adrian then ran his own sports marketing company. In partnership with Communications Diversified, his company developed and managed sports marketing programs for the Leagues and major corporations. Adrian spent over twenty years as COO of Aminco International USA, Inc. Adrian has been the CEO of MOJO Licensing since 2016.